Exhibit 99

                UNAUDITED PRO FORMA FINANICAL STATEMENT SCHEDULE
                          OF BAHCO GROUP AB ACQUISITION


On September 30, 1999, the Corporation acquired Sandvik Saws and Tools, formerly a wholly owned operating unit of Sandvik AB. Sandvik Saws and Tools business now operates as the Bahco Group AB ("Bahco"). Bahco is a manufacturer and supplier of professional tool products and employs approximately 2,400 people. Of those, approximately 1,000 employees are in Sweden. Products are manufactured at 11 plants in Sweden, Germany, Portugal, France, England, the United States and Argentina.

The acquisition has been accounted for as a purchase and the results of Bahco have been included in the accompanying consolidated financial statements since the date of the acquisition. The total purchase price of $391 million includes the purchase of facilities, a number of brand names and trademarks, and certain other assets and liabilities. The Corporation funded the acquisition through working capital and an expansion of an existing commercial paper credit facility.

A goodwill allocation in accordance with the criteria established under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," has been performed. The cost of the acquisition has been allocated on the basis of the fair market value of the assets acquired and the liabilities assumed, resulting in goodwill of $227 million.

The allocation of the purchase price of $391 million, which includes direct acquisition costs of $14 million, is as follows:

(Amounts in millions)
Fair value of property and equipment                   $    98
Fair value of patents and trademarks                        25
Other net assets acquired                                   41
Goodwill                                                   227
                                                       -------
   Purchase price                                      $   391
                                                       =======

Assigned useful lives are as follows:
   Patents                                            13 years
   Trademarks                                         40 years
   Goodwill                                           40 years


The following unaudited pro forma statement of earnings of the Corporation gives effect to the acquisition of Bahco as if the acquisition had occurred on January 1, 1998, after giving effect to certain adjustments for depreciation, amortization, interest expense, and income taxes associated with the purchase method of accounting as performed at the time of the acquisition.

For pro forma purposes, the Corporation's Unaudited Consolidated Statement of Earnings for the thirteen weeks ended October 2, 1999, has been combined with the Unaudited Combined Statement of Revenues and Direct Expenses of the Bahco Group for the three months ended September 30, 1999, and the effects of pro forma adjustments as set forth in the notes thereto.

For pro forma purposes, the Corporation's Unaudited Consolidated Statement of Earnings for the thirty-nine weeks ended October 2, 1999, has been combined with the Unaudited Combined Statement of Revenues and Direct Expenses of the Bahco Group for the nine months ended September 30, 1999, and the effects of pro forma adjustments as set forth in the notes thereto.

The following unaudited pro forma statements of earnings are based on historical financial data and on assumptions and adjustments described in the notes thereto. All such assumptions and adjustments are inherently subject to significant uncertainty and contingencies. It can be expected that some or all of the assumptions on which the following unaudited pro forma statements of earnings are based will prove to be inaccurate. As a result, the unaudited pro forma statements of earnings do not purport to represent what the Corporation's results of operations would have been if the acquisition of Bahco had occurred on January 1, 1998, and is not intended to project the Company's results of operations for any future period. The actual purchase price allocation will result in changes to the amount of recorded assets and goodwill included as pro forma amounts.

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

Unaudited Pro Forma Statement of Earnings
(Amounts in thousands except per share data)

                                                        Snap-on             Bahco Group
                                                      Incorporated           Unaudited
                                                       Unaudited             Combined
                                                     Consolidated           Statement of
                                                       Statement            Revenues and
                                                      of Earnings          Direct Expenses
                                                     Thirteen Weeks         Three-Months
                                                         Ended                 Ended             Pro forma
                                                    October 2, 1999       September 30, 1999     Adjustments         Pro forma
                                                    -----------------------------------------------------------    -------------
Net sales                                              $  453,157            $    75,304         $       -           $ 528,461

Cost of goods sold                                       (234,738)               (55,349)             (615) a         (290,702)

Operating expenses                                       (170,504)               (18,743)           (1,320) b         (190,567)

Net finance income                                         12,267                      -                 -              12,267

Restructuring and other non-recurring charges              (5,315)                     -                 -              (5,315)

Interest expense                                           (5,262)                     -            (3,912) c           (9,174)

Other income (expense) - net                               16,558                    185                 -              16,743
                                                       ----------            -----------         ---------           ---------
Earnings (loss) before income taxes                        66,163                  1,397            (5,847)             61,713

Income tax provision (benefit)                             23,613                      -            (1,400) d           22,213
                                                       ----------            -----------         ---------           ---------

Net earnings (loss)                                    $   42,550            $     1,397         $  (4,447)          $  39,500
                                                       ==========            ===========         =========           =========
Earnings per weighted average
 common share - basic                                  $      .73                                                    $     .67
                                                       ==========                                                    =========
Earnings per weighted average
 common share - diluted                                $      .72                                                    $     .67
                                                       ==========                                                    =========
Weighted average common shares
  outstanding - basic                                      58,491                                                       58,491

Effect of dilutive options                                    424                                                          424
                                                       ----------                                                    ---------
Weighted average common shares
  outstanding - diluted                                    58,915                                                       58,915
                                                       ==========                                                    =========

Unaudited Pro Forma Statement of Earnings
(Amounts in thousands except per share data)

                                                        Snap-on             Bahco Group
                                                      Incorporated           Unaudited
                                                       Unaudited             Combined
                                                     Consolidated           Statement of
                                                       Statement            Revenues and
                                                      of Earnings          Direct Expenses
                                                    Thiry-nine Weeks         Nine Months
                                                         Ended                 Ended             Pro forma
                                                    October 2, 1999       September 30, 1999     Adjustments         Pro forma
                                                    -----------------------------------------------------------    -------------
Net sales                                             $ 1,378,895            $   228,946         $       -          $ 1,607,841

Cost of goods sold                                       (716,310)              (159,064)           (1,845) a          (877,219)

Operating expenses                                       (527,215)               (57,964)           (3,960) b          (589,139)

Net finance income                                         46,400                      -                 -               46,400

Restructuring and other non-recurring charges             (14,285)                     -                 -              (14,285)

Interest expense                                          (15,360)                     -           (11,738) c           (27,098)

Other income (expense) - net                                3,319                    983                 -                4,302
                                                      -----------            -----------         ---------           ----------
Earnings (loss) before income taxes                       155,444                 12,901           (17,543)             150,802

Income tax provision (benefit)                             55,654                      -            (1,377) d            54,277
                                                      -----------            -----------         ---------           ----------

Net earnings (loss)                                   $    99,790            $    12,901         $ (16,166)          $   96,525
                                                      ===========            ===========         =========           ==========

Earnings per weighted average
 common share - basic                                 $      1.71                                                    $     1.65
                                                      ===========                                                    ==========

Earnings per weighted average
 common share - diluted                               $      1.69                                                    $     1.64
                                                      ===========                                                    ==========

Weighted average common shares
  outstanding - basic                                      58,482                                                        58,482

Effect of dilutive options                                    424                                                           424
                                                      -----------                                                    ----------
Weighted average common shares
  outstanding - diluted                                    58,906                                                        58,906
                                                      ===========                                                    ==========


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

The following notes to the pro forma adjustments for the Unaudited Pro forma Statement of Earnings for the third quarter and first nine months of 1999 represent the adjustments that would have resulted from the acquisition of the Bahco Group had the acquisition occurred on January 1, 1998.

(a) To adjust depreciation expense for the preliminary change in the basis to fair market value of property, plant and equipment.

(b) To adjust depreciation and amortization expense for the preliminary change in the basis to fair market value of property, plant and equipment and intangible assets, including goodwill.

(c) To record additional interest expense resulting from the debt issued to acquire the Bahco Group.

(d) To record an income tax benefit(expense) to return to an appropriate consolidated effective tax rate of 36% for 1999.



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